Exhibit 99.25

Form 45 - 106F1 Report of Exempt Distribution ITEM 1 - REPORT TYPE New report Amended report If amended, provide filing date of report that is being amended. (YYYY - MM - DD) ITEM 2 - PARTY CERTIFYING THE REPORT Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81 - 106 Investment Fund Continuous Disclosure and the companion policy to NI 81 - 106 (in Québec, Regulation 81 - 106 respecting Investment Fund Continuous Disclosure and Policy Statement to Regulation 81 - 106 respecting Investment Fund Continuous Disclosure). Investment fund issuer Issuer (other than an investment fund) Underwriter ITEM 3 - ISSUER NAME AND OTHER IDENTIFIERS Provide the following information about the issuer, or if the issuer is an investment fund, about the fund. Full legal name Highlander Silver Corp. / Highlander Silver Corp. Previous full legal name HIGHLANDER SILVER CORP. (FORMERLY LIDO MINERALS LTD.) If the issuer’s name changed in the last 12 months, provide most recent previous legal name. Website www.highlandersilver.com (if applicable) If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”. Legal entity identifier If two or more issuers distributed a single security, provide the full legal name(s) of the co - issuer(s) other than the issuer named above. Full legal name(s) of co - issuer(s) (if applicable) ITEM 4 - UNDERWRITER INFORMATION If an underwriter is completing the report, provide the underwriter’s full legal name, firm NRD number, and SEDAR+ profile number. Full legal name Firm NRD number (if applicable) SEDAR+ profile number

ITEM 5 - ISSUER INFORMATION If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6. a) Primary industry Provide the issuer’s North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer’s primary business activity. NAICS industry code 212220 If the issuer is in the mining industry , indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations. Exploration Development Production Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply. Mortgages Real estate Commercial/business debt Consumer debt Private companies Cryptoassets b) Number of employees 500 or more 100 - 499 50 - 99 0 - 49 Number of employees: c) SEDAR+ profile number Provide the issuer’s SEDAR+ profile number 000045337 ITEM 6 - INVESTMENT FUND ISSUER INFORMATION If the issuer is an investment fund, provide the following information. a) Investment fund manager information Full legal name Firm NRD number (if applicable) SEDAR+ profile number b) Type of investment fund Type of investment fund that most accurately identifies the issuer (select only one). Money market Equity Fixed income Balanced Alternative strategies Cryptoasset Other (describe)

Indicate whether one or both of the following apply to the investment fund. Invest primarily in other investment fund issuers Is a UCITs Fund 1 1 Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state. c) Net asset value (NAV) of the investment fund Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $). Under $5M $5M to under $25M $25M to under $100M Date of NAV calculation: MM DD YYYY $1B or over $500M to under $1B $100M to under $500M ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees, in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report. a) Currency Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars. Canadian dollar US dollar Euro Other (describe) b) Distribution dates State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distribued on a continuous basis, include the start and end dates for the distribution period covered by the report. 11 03 2025 End date 11 03 2025 Start date DD MM YYYY MM DD YYYY c) Detailed purchaser information Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report. d) Types of securities distributed Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9 - digit CUSIP number assigned to the security being distributed. Canadian $ Total amount Highest price Single or lowest price Number of securities Description of security CUSIP number (if applicable) Security code 32,200,000.0000 1.4000 23,000,000.0000 Common shares CMS

e) Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Describe other terms (if applicable) Conversion ratio Expiry date (YYYY - MM - DD) Exercise price (Canadian $) Underlying security code Convertible / exchangeable security code Highest Lowest f) Summary of the distribution by jurisdiction and exemption State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only. This table requires a separate line item for : (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction . For jurisdictions within Canada, state the province or territory, otherwise state the country . Total amount (Canadian $) Number of unique purchasers 2a Exemption relied on Province or country 113,400.0000 5 NI 45 - 106 2.3 [Accredited investor] Alberta 6,692,480.2000 24 NI 45 - 106 2.3 [Accredited investor] British Columbia 14,052,120.6000 28 NI 45 - 106 2.3 [Accredited investor] Ontario 420,000.0000 1 NI 45 - 106 2.3 [Accredited investor] New Brunswick 16,998.8000 2 NI 45 - 106 2.5 [Family, friends and business associates] British Columbia 350,000.0000 1 NI 45 - 106 2.5 [Family, friends and business associates] Ontario 146,000.4000 4 other - OSC Rule 72 - 503 United States of America 1,477,000.0000 2 other - OSC Rule 72 - 503 United Kingdom 4,410,000.0000 3 other - OSC Rule 72 - 503 Switzerland 210,000.0000 1 other - OSC Rule 72 - 503 Cayman Islands 112,000.0000 1 other - OSC Rule 72 - 503 Peru 4,200,000.0000 3 other - OSC Rule 72 - 503 Australia $32,200,000.0000 Total dollar amount of securities distributed 75 Total number of unique purchasers 2b 2a In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser. 2b In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser. g) Net proceeds to the investment fund by jurisdiction If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides. 3 If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country. Net proceeds (Canadian $) Province or country Total net proceeds to the investment fund 3 "Net proceeds" means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual VENTUM FINANCIAL CORP. Firm NRD number 5290 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $874,021.2700 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $874,021.2700 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual BMO NESBITT BURNS INC. Firm NRD number 2580 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $212,709.3200 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $212,709.3200 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual HAYWOOD SECURITIES INC. / VALEURS MOBILIERES HAYWOOD Inc. Firm NRD number 1630 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $218,085.3200 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $218,085.3200 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual TD SECURITIES INC. / VALEURS MOBILIÈRES TD INC. Firm NRD number 5860 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $129,305.5900 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $129,305.5900 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual Canaccord Genuity Corp./Corporation Canaccord Genuity Firm NRD number 900 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $132,707.5900 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $132,707.5900 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non - individual STIFEL NICOLAUS CANADA INC. Firm NRD number 3370 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $127,625.5900 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $127,625.5900 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation.

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions)) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. No Yes If yes, indicate number of persons compensated. 7 a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. No Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. NATIONAL BANK FINANCIAL INC./FINANCIÈRE BANQUE NATIONALE Full legal name of non - individual INC. Firm NRD number 1960 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet - based portal No Yes b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of ‘connected’ in Part B(2) of the Instructions and the meaning of ‘control’ in section 1.4 of NI 45 - 106 (in Québec, Regulation 45 - 106 respecting Prospectus Exemptions) for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above

d) Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities - based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non - individual compensated by the issuer. Cash commissions paid $237,545.3200 Value of all securities distributed as compensation 4 Security codes Security code 3 Security code 2 Security code 1 Describe terms of warrants, options or other rights Other compensation 5 Describe Total compensation paid $237,545.3200 Check box if the person will or may receive any deferred compensation (describe the terms below) 4 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5 Do not include deferred compensation. ITEM 9 – DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10. Indicate whether the issuer is any of the following (select the one that applies – if more than one applies, select only one). Reporting issuer in a jurisdiction of Canada Foreign public issuer Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada 6 Provide name of reporting issuer Wholly owned subsidiary of a foreign public issuer 6 Provide name of foreign public issuer Issuer distributing only eligible foreign securities and the distribution is to permitted clients only 7 . If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10. 6 An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer

Relationship to issuer (select all that apply) Business location of non - individual or residential jurisdiction of individual Secondary given names First given name Family name Organization or company name P O D Province or country Relationship to promoter (select one or both if applicable) Residential jurisdiction of individual Secondary given names First given name Family name Organization or company name O D Province or country or the foreign public issuer, respectively. 7 Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non - permitted clients. Refer to the definitions of “eligible foreign security” and “permitted client” in Part B(1) of the Instructions. If the issuer is none of the above, check this box and complete Item 9(a) – (c). a) Directors, executive officers and promoters of the issuer Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to issuer”, “D” – Director, “O” – Executive Officer, “P” – Promoter. b) Promoter information If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to promoter”, “D” – Director, “O” – Executive Officer. c) Residential address of each individual Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons. ITEM 10 - CERTIFICATION Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below. If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution. By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Highlander Silver Corp. Name of Issuer/ investment fund manager/agent Full legal name Tom LADNER Family name First given name Secondary given names Title General Counsel Telephone number +1 (604) 638 - 1470 Email address tladner@augustacorp.com Signature "Tom Ladner" Date YYYY 19 03 2025 MM DD ITEM 11 - CONTACT PERSON James CANTWELL Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. Same as individual certifying the report Full legal name Family name First given name Secondary given names Title Lawyer Name of company Borden Ladner Gervais LLP Telephone number +1 (604) 640 - 4229 Email address jcantwell@blg.com NOTICE – COLLECTION AND USE OF PERSONAL INFORMATION The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form. Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.